Exhibit 99.1

                                             northern rock
                                             Northern Rock Group Treasury
                                             Northern Rock plc
                                             Northern Rock House
                                             Gosforth
                                             Newcastle upon Tyne
                                             NE3 4PL
                                             Telephone     0191 285 7191
                                             Facsimile     0191 279 4694
                                                           0191 279 6517
                                                           0191 279 6518




The following shall certify, to the best of my knowledge, that (i) a review of the activities of the Administrator during the preceding fiscal year and the performance under the Administration Agreement with respect to Granite Mortgages 02-2 plc have been made, and (ii) Northern Rock plc, acting as Administrator, has fulfilled all of its obligations under such Administration Agreement for such year.


Date:  26 June 2003

/S/:  David Johnson

David Johnson
Operational Director